FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

January 29, 2007

Item 3: News Release:

A news release dated and issued on January 29, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Pacific North West Capital Corp. announces 2006 exploration results at Goodnews Bay Platinum project, Alaska.

Item 5: Full Description of Material Change:

January 29, 2007, Vancouver, BC – Pacific North West Capital Corp. (`PFN’) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J), is pleased to announce exploration results from its Goodnews Bay platinum project in southwest Alaska (Figure 1 & 2).

ARCTIC OCEAN
BEAUFORT SEA
Barrow
Prudhoe Bay
RUSSIA
CANADA
NORTHWEST TERRITORIES
Arctic Circle
YUKON TERRITORY
BRITISH COLUMBIA
RUSSIA
ALASKA
RUSSIA
UNITED STATES
Anadyr
Anarraaq
Red Dog
Nolan Creek
Bornite
Mt. Distin
Dime Cr.
Big Hurrah
Rock Creek
Nome
Kaiyah
Yukon River
Illinois Cr.
Nixon Fork
Curry
Dolphin
Fort Knox
Gil
True North
Fairbanks
Pogo
Napoleon
Liberty Bell
Usibelli
Nikolai
Golden Zone
Forbes
Emerick
Road Metal
White Gold
Brewery Cr.
Dublin Gulch
Dawson
Whitehorse
Flat
Donlin Cr.
Tonsina
Anchorage
Bethel
Kensington
Tulsequah Chief
A-J
Juneau
Greens Creek
Shotgun
Pebble
BERING SEA
GULF OF ALASKA
Union Bay
Salt Chuck
Duke Island
Kodiak
Goodnews Bay
PACIFIC OCEAN

FIGURE 1: Location map for the Goodnews Bay property, Hagemeister Island Quadrangle, Alaska. Prospect location data from Avalon Dev., 2003.

Field exploration efforts in 2006 focused on the Goodnews Bay ultramafic intrusion in the Susie Mt. area (Figure 3) of the project where historical exploration resulted in discovery of +1 gram per tonne platinum in rock and soil samples.  The 2006 evaluation program consisted of power auger basal soil samples, pan concentrate samples and rock samples in addition to reconnaissance scale prospecting.

Results from the 2006 programs returned anomalous Pt values in the basal soil layer on the southwest flank of Susie Mountain with Pt values as high as 268 ppb.  The anomalous values are underlain by clinopyroxene dominated rocks which are believed to host potential lode occurrences of platinum. The approximate 600,000 ounces of placer platinum recovered from the Salmon River (Figure 3) likely originated from Red Mountain.  The potential to find equivalent platinum at source remains good in the geological units on Susie Mountain.

Good News Bay
Project Area
Susie
Mountain
Kuskokwin Bay
Mine
Camp
Salmon River
N
0
1,500
3,000
6,000 m
1:80,000

Based on the results of the 2006 field program as well as synthesis of previous work at Goodnews Bay, a series of soil, rock and pan concentrate sampling programs followed by drilling and possibly surface trenching have been recommended for 2007.  PFN will proceed with an exploration program on the Goodnews Bay Property for 2007 to follow up on the results of the 2006 programs.

All sample preparation was conducted for the Goodnews Bay project in 2006 by Alaska Assay Laboratories in Fairbanks, Alaska. All sample geochemical analyses conducted for the Goodnews Bay project in 2006 were completed by ALS Chemex in Vancouver, British Columbia.

The qualified person responsible for this news release is Curt Freeman, M.Sc. P. Geo.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 30th day of January 2007.